Mail Stop 3-8


								February 4, 2005


By Facsimile and U.S. Mail

Mr. Donald W. Jewell
Chief Executive Officer
Sport-Haley, Inc.
4600 East 48th Ave
Denver, CO 80216-3215

	RE:	Form 10-K for the fiscal year ended June 30, 2004
		File No. 033-74876-D
Filed October 13, 2004

Form 10-Q for the quarterly period ended September 30, 2004

Dear Mr. Jewell:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





General

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies and Estimates, page 18

2. You state that you estimate the net realizable value of your inventory based on management`s disposition plans and historical experiences. In light of your disclosures elsewhere in the document regarding material weaknesses in your internal control structure with respect to inventory valuation, please expand your disclosure to describe the estimates and assumptions you used to determine the lower of cost or market of your inventory at June 30, 2004. In this regard, we understand from your disclosures elsewhere in the document that you used a standard cost assumption for valuing inventories at
June 30, 2004 because you were unable to determine weighted average cost. You should discuss in detail the standard cost method you applied. Also discuss the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Show us supplementally how the revised disclosures will read.

Results of Operations, page 21

3. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, with respect to the change in your selling, general and administrative expenses from fiscal year 2002 to 2003, please quantify the extent to which the changes are attributable to the various contributing factors, such as increased royalties, commissions, advertising expenditures and salaries. Also, with respect to the increase in net sales from fiscal year 2003 to 2004, please disclose the individual impact of the increase in Ben Hogan apparel sales and the offsetting decrease in Haley apparel sales. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

4. You indicate that based on your trend of net losses in the current and most recent prior years, you believe it is more probable than not that none of your net deferred tax assets will be recovered. In view of this disclosure, please revise your MD&A to elaborate on your outlook on your future financial performance, in terms of whether you expect to generate book and/or taxable income in future periods and why or why not. Also clarify what changed between fiscals 2003 and
2004 in terms of your outlook regarding the likelihood of generating taxable income in future periods. Show us supplementally how the revised disclosures will read.

Liquidity and Capital Resources, page 25

5. On pages 2-3, you indicate that you plan to introduce in the fall
2005 season a new limited line of performance fabric apparel under the HALEY label as part of a redesigned commodity/corporate line. If material, please quantify the cost you expect to incur related to your line expansion and the impact these efforts will have on your results of operations and liquidity.

Item 9A. Controls and Procedures, page 30

6. Please amend your filing to address the following issues related to your Item 9A disclosures:
a. We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "as of the date of this report." However, Item 307 of Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also paragraph 4(b) of Exhibits 31.1 and 31.2.
b. In light of the fact that a material weakness existed with respect to the valuation of your finished good inventories, please disclose in reasonable detail in paragraph (a) the basis for the officers` conclusions that the company`s disclosure controls and procedures were nonetheless effective as of the end of the period covered in the report.
c. We note that you designed your disclosure controls and procedures to provide "only reasonable assurance" of achieving the desired control objectives. Therefore, revise your conclusion in paragraph
(a) that your disclosure controls and procedures are effective to reflect, if true, that the disclosure controls and procedures are effective at the "reasonable assurance" level. Please refer to Part
II.F.4 of Final Rule Release 33-8238 for guidance. Please note - your statement under paragraph (b) that "Sport-Haley`s control systems provide a reasonable assurance level" is not sufficient in this regard.
d. We note your disclosure that you did not institute any significant changes in your internal control over financial reporting "except certain difficulties . . ."
Please revise your disclosure to delete the qualification and to provide an unqualified conclusion as to whether there were any changes in your internal control over financial reporting during your most recent fiscal quarter. Also note you are required to identify
"any changes," not just "significant" changes that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. See Item 308(c) of Regulation S-K.
e. We note that your chief executive officer and chief financial officer certified, in their Rule 13a-14(a) certifications, that based on their knowledge, "the financial statements, and other financial information included in [your filings], fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in
[your reports]." Given the material weakness discussed in your disclosure, disclose why you believe that the financial statements for the fiscal period covered by your reports fairly present in all material respects your financial condition, results of operations and cash flows. The disclosure should include specific discussion of how you were able to validate the amount of costs removed from inventory
(i.e., cost of sales).
Please amend your September 30, 2004 Form 10-Q to make conforming revisions to your Item 4 disclosures.

Financial Statements

Consolidated Statement of Shareholders` Equity, page F-5

7. We believe that the use of one line item encompassing all stock option transactions does not adequately illustrate the nature of the underlying transactions in this category. Please consider breaking out the "Stock options" line item into more descriptive categories.
If applicable, you could utilize line items such as issuance of common stock for stock options exercised, tax benefit on exercise of options, and recognition of stock-based compensation. If you believe that other captions are more appropriate, please advise.

1. Organization and Significant Accounting Policies

General

8. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in cost of goods sold. If you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A, similar to the disclosure on page 18 of your Form 10-Q for the period ending September 30, 2004, that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please supplementally provide us with your qualitative and quantitative assessment of materiality for all periods presented.

9. Please disclose your policy for classifying shipping and handling costs in the statements of operations. If shipping and handling costs are significant and are not classified in cost of goods sold, disclose the amount of these costs and the line item(s) that include them. Please also disclose, if true, that you include amounts paid to you by customers for shipping and handling in net sales. See EITF
00-10.

10. Please tell us the nature and terms of any incentives you offer
to customers, including discounts, rebates, cooperative
advertising
and free products.  Please also disclose your accounting policy for
these types of arrangements, including the statement of operations
line item in which each type of arrangement is included.   For
each
type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-09.
Inventories, page F-7

11. You disclose that inventories are stated at the lower of weighted average cost or market. Please revise your disclosure to clarify how inventories as of June 30, 2004 were valued and to make the disclosure consistent with disclosures elsewhere in the document where you have indicated that due to internal controls issues over inventory valuation, you used a standard cost model in valuing the year end inventories. Show us supplementally what the revised disclosures will look like.
Revenue Recognition, page F-8

12. We note your disclosure that revenues are recorded in accordance with SAB 101, as amended. Please expand your disclosure to indicate whether revenues are recorded upon shipment to or receipt by your customers. If revenues are recorded upon shipment, please also disclose the shipping and/or other terms of your selling arrangements that support revenue recognition upon shipment. Show us supplementally how the revised disclosures will read.

13. Based on your disclosures here and on page 20, we understand that your independent wholesale sales representatives have the right to return sample garments to you at the end of the selling season, free of charge. Please clarify for us how you account for these transactions; example journal entries may facilitate our understanding. Based on your current disclosures, it appears that you record a sale and a completely offsetting allowance when the sample garments are given to the sales representatives. In view of the fact that these sample garments are returnable to you if they are not sold by the sales representative, we are unclear as to why sales recognition is appropriate upon transfer of the sample garments to the sales representative, rather than upon sale through to the ultimate customer. Moreover, this treatment appears inconsistent with the fact that you retain the sample garment inventory on your books, designated as consignment inventory. Please tell us supplementally how your accounting complies with GAAP. Please include in your response an explanation as to when, if ever, title of the sample garments passes to the sales representative and how this supports your accounting. Please also revise your footnote disclosures in future filings to clarify your accounting for these transactions. In this regard, we obtained a better understanding of your accounting from the description on page 20 than from the audited footnote disclosure.

7. Income Taxes, page F-12

14. We do not understand why the fiscal year 2003 deferred income tax benefit per the footnote does not agree to the line item on the statement of cash flows where the non-cash deferred tax benefit is deducted from net losses to arrive at net cash used in operating activities. Nor do we understand why the fiscal year 2003 current deferred tax asset balance per the footnote does not agree to the 2003 current deferred tax asset figure on the balance sheet. Please advise.

15. Please disclose the expiration dates of your operating loss carryforwards. See paragraph 48 of SFAS 109.

9. Commitments and Contingencies, page F-13

16. You state that amounts recovered from your insurance carriers for legal-related expenses are either offset against other legal expenses in SG&A or included in other income as they are recovered. We are unclear as to why certain insurance recoveries are recorded as an offset to legal expenses in SG&A and other insurance recoveries are treated as other (non-operating) income. Please advise and also clarify your future disclosures accordingly. Also, please supplementally quantify for us the insurance recovery amounts that were included in each of these line items in each period presented.
We may have further comment.

10. Shareholders` Equity, page F-16

17. Please disclose the number and weighted-average exercise price of options exercisable at the end of each fiscal year presented.
Refer
to paragraph 47a. of SFAS 123.

Segment Reporting

18. Please tell us in detail how you determined that the company has only one SFAS 131 reportable segment. Tell us specifically each component of the company that has been identified as an operating segment as defined in paragraph 10 of SFAS 131. Also tell us your basis for aggregating any identified operating segments. Please address each of the following points in your response. Based on our understanding of your business, it appears to us that the operations represented by your HALEY and Ben Hogan labels are separate operating segments. In this regard, we would assume that discrete financial information is available and reported to the chief operating decision maker for each of these operations for purposes of resource allocation and assessing performance. Moreover, it appears to us that your operating segments would not meet the aggregation criteria in paragraph 17 of SFAS 131. Specifically, we do not see how the operations represented by each of the labels are similar in terms of their economic characteristics, the nature of the products sold, and the class of customers. With respect to similarity of economic characteristics, you disclose in your MD&A that you have recognized continued sales increases of Ben Hogan apparel, while there has been a continued decline in HALEY apparel sales. Furthermore, because your HALEY apparel (mostly women`s) is much more sensitive to inventory devaluation than your Ben Hogan apparel, and because of the significantly different price points at which the two labels are sold, we would also expect the gross margins of your HALEY apparel to be different than the gross margins of your Ben Hogan apparel. In this regard, please provide us with the sales and gross margins for the operations represented by your HALEY and Ben Hogan labels for the last five years and demonstrate how that information supports the similarity of the economic characteristics of the operations. Notwithstanding the preceding, please provide the disclosures required by paragraph 26 of SFAS 131.

19. Based on your disclosures, we understand that you sell several major categories of products, such as HALEY men`s and women`s golf apparel and Ben Hogan men`s apparel. Further, we note that you sell several apparel items within those labels, such as those listed within your tabular disclosures on page 3. Please revise your filings to provide the revenue disclosures by product group required by paragraph 37 of SFAS 131. If you believe that other product categories are more appropriate, please advise.

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 824-5455.
In
his absence, direct your questions to Robyn Manuel at (202) 942-
7786.
Any other questions regarding disclosure issues may be directed to me at (202) 942-2905.

							Sincerely,


							George F. Ohsiek, Jr.
							Branch Chief
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Mr. Donald W. Jewell
Chief Executive Officer
Sport-Haley, Inc.
February 4, 2005
Page 1